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Exhibit 11

Sea Containers Ltd. and Subsidiaries

Statements re Computation of Per Share Earnings (Reference to common shares includes Class A and Class B shares)
Year ended December 31,	2003	2002	2001
	(Dollars in thousands, except per share amounts)
Net earnings:
Earnings on common shares—basic	$111,370	$41,928	$4,546

Dividends on convertible cumulative preferred shares	$1,088	$—	$—

Adjusted net earnings on common shares—diluted	$112,458	$41,928	$4,546

Shares used to compute basic earnings per common share (weighted average number of shares outstanding)	21,081,000	20,199,000	18,530,000
Shares used to compute diluted earnings per common share (weighted average number of shares outstanding assuming conversion of convertible cumulative preferred shares and the effect of stock options, in sequencing order, assuming dilutive)	21,637,000	20,221,993	18,557,000
Net earnings per common share:
Basic	$5.28	$2.08	$0.24

Diluted	$5.20	$2.07	$0.24

        Dividends on convertible cumulative preferred shares were not included in the 2002 and 2001 computations of diluted earnings on common shares as it would have been anti-dilutive. The number of common shares, assuming conversion of preferred shares, excluded from the calculations was 478,622 for the years ended December 31, 2002 and 2001.

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  Exhibit 11